SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A. CNPJ/MF n° 01.545.826/0001-07 NIRE 35.300.147.952 Publicly-Held Company	CONSTRUTORA TENDA S.A. CNPJ/MF n° 71.476.527/0001-75 NIRE 35.300.348.206 Publicly-Held Company

MATERIAL FACT

GAFISA S.A. (Bovespa, GFSA3; NYSE, GFA) (“Gafisa”) and Construtora Tenda S.A. (“Tenda” and, jointly with Gafisa, “Companies”), inform to the market in general the following:

Tenda released, on this date, its administration report and Company’s financial statements related to the fiscal year ended on December 31, 2016, along with explanatory notes and the accounting firm report, which issued an opinion with no reservations (“DFs Tenda”).

It is worth pointing out Tenda’s financial information composes the consolidated basis of Gafisa’s financial information. Therefore, the DFs Tenda financial information is an integral part of Gafisa’s consolidated financial statements related to the fiscal year ended on December 31, 2016, to be released on March 23, 2017.

DFs Tenda are available at the websites of the Brazilian Securities and Exchange Commission – CVM and of the Companies, at the following addresses: (i) www.cvm.gov.br (at this website access the “Database Query” at the homepage, access “Brazilian Market Participants”, then, in a new page, type “Tenda” and click on “Continue”, then click on “Construtora Tenda S/A” and select “Financial Statement”); (ii) http://www.gafisa.com.br/ri/ (at this website, click on “Financial Information”, and then click on “Results” and “2017”); (iii) https://ri.tenda.com (at this website, click on “2017”).

São Paulo, March 13, 2017.

Gafisa S.A. André Bergstein Chief Financial and Investor Relations Officer	Construtora Tenda S.A. Felipe David Cohen Chief Financial and Investor Relations Officer

Pursuant to CVM Rule nº 358/2002, as amended and Conduct Handbook for Disclosure and Use of Information and Trading Policy of Securities Issued by Gafisa S.A., this Material Fact will be released in the following websites: www.cvm.gov.br, www.gafisa.com.br/ri, https://ri.tenda.com and http://economia.estadao.com.br/fatos-relevantes/.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 13, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer